PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED

15 November 2007

SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

29 October	**Pearson wins new 5-year testing contract from US Department of Education**
29 October	**Notification of holding in the company**
30 October	**Director shareholding**
1 November	**Voting rights and capital**
5 November	**Statement regarding Groupe Les Echos**
5 November	**Blocklisting of shares**
15 November	**Blocklisting of shares**

07028187

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Pearson Wins New Five-Year Testing Contract From U.S. Department of Education

29 October 2007

Pearson to assist with transition to online delivery of Nation's Report Card

IOWA CITY, Iowa - The United States Department of Education has awarded a new five-year contract for the period 2008-2012 to the Educational Measurement group of Pearson for delivering and scoring the National Assessment of Educational Progress (NAEP). Pearson has been responsible for scoring NAEP, also known as the "Nation's Report Card," since 1989. Pearson will continue to work with its alliance partners - Educational Testing Service; Westat, Inc.; and Fulcrum IT - which are all participants with Pearson on the current NAEP contract.

In addition to materials distribution, test processing and scoring of constructed responses and essays, Pearson will provide a secure online test delivery platform as NAEP transitions over time from paper-and-pencil to online testing, especially as part of the 2009 Science and 2011 Writing assessments. New, innovative online interactive computer tasks in science will be field-tested beginning in 2008 using Pearson's technology.

"The National Assessment of Educational Progress is the gold standard for measuring the progress of our students and the quality of public education. As new innovations and technologies are introduced over the next five years, the highest standards of quality and service must be maintained," said Douglas Kubach, president and CEO of the Assessment and Information group of Pearson. "The National Center for Educational Statistics can continue to rely on Pearson and its alliance partners for timely and accurate information while we provide new, innovative solutions for measuring what our nation's students know and can do."

NAEP will be administered every other year to survey the nation's fourth-, eighth- and twelfth-grade students in reading and mathematics. Testing occurs in all 50 states, the District of Columbia, Puerto Rico, Department of Defense schools both domestic and international, and other U.S. Territories.

About Pearson
The Educational Measurement group of Pearson is a comprehensive provider of educational assessment products, services and solutions. A trusted partner in district, state and national assessments for more than 50 years, Pearson helps administrators, teachers, parents and students use assessment and research to promote learning and academic achievement. For more information, visit www.pearsonedmeasurement.com.

Pearson (NYSE: PSO) is the global leader in educational publishing, assessment, information and services, helping people of all ages to learn at their own pace, in their own way. For students preK-12, Pearson provides effective and innovative curriculum products in all available media, educational assessment and measurement for students

and teachers, student information systems, and teacher professional development and certification programs. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student. Pearson's other primary businesses include the Financial Times Group and the Penguin Group.

Further information

David Hakensen
(952) 681-3040

Notification of Holding in the Company
29 October 2007

< Back to search results

Click here to download a PDF of this press release.

Financial Services Authority

FSA

RECEIVED 2007 NOV 27

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Pearson PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17/10/2007
6. Date on which issuer notified:	29/10/2007
7. Threshold(s) that is/are crossed or reached:	From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORD GBP0.25	32,263,307	32,263,307	33,336,528	33,336,528		4.12	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
33,336,528	4.12

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	
Legal & General Group Plc (Direct) (L&G) (33,336,528 - 4. 12% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (28,944,881- 3.58% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (28,944,881- 3.58% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 807,954,077 Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.
14. Contact name:	Helen Lewis (LGIM)

15. Contact telephone number:	020 3124 3851

Director Shareholding
30 October 2007

Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **TERRY BURNS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **LORD BURNS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **108**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.000013%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **760.993p**	14.	Date and place of transaction **21 SEPTEMBER 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **8,163 0.00101 %**	16.	Date issuer informed of transaction **29 OCTOBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification __30 OCTOBER 2007______________________________

Voting Rights and Capital
01 November 2007

Click here to download a PDF of this press release.

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 31 October 2007, the Company had 807,984,586 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (807,984,586) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Statement regarding Groupe Les Echos

< Back to search results

05 November 2007

Pearson today announces that it has signed an agreement to sell Groupe Les Echos SA to LVMH for €240m in cash.

This follows today's ruling by the Tribunal de Grande Instance in Paris. It concluded that Pearson's consultation process with the Works Council of Les Echos has been satisfactorily completed.

The agreement between Pearson and LVMH includes a series of measures to protect editorial independence and jobs at Les Echos, which were first published on 23 July 2007.

Pearson and LVMH expect to complete the transaction towards the end of the year. In 2006, Groupe Les Echos contributed €126m of sales and €10m of operating profit to Pearson.

Groupe Les Echos includes *Les Echos*, France's leading business newspaper; lesechos.fr, France's leading business media website; *Enjeux*, a leading business magazine; and other specialist financial information services.

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 207 010 2310

Notes to editors:

The agreement between Pearson and LVMH incorporates a series of measures to protect editorial independence and jobs. These include:

Editorial quality and independence

The editorial independence arrangements, which will be incorporated into the statutes of Les Echos, include the following:

1. An 11 member supervisory board will be established, which will include three independent members and the editor-in-chief of Les Echos.
2. The three independent members will be appointed by the Company's shareholders from candidates agreed unanimously by a committee comprised of representatives of LVMH and the Society of Journalists of Les Echos.
3. Neither Mr. Eric Izraelewicz, nor any future editor-in-chief of Les Echos, may be dismissed by the Supervisory Board without the approval of at least two independent members.
4. Any future editor-in-chief will be nominated by LVMH subject to the approval of the supervisory board, including at least two independent members, unless the appointment is vetoed by a majority of journalists at Les Echos.
5. The same will apply to the editor-in-chief of "Enjeux".
6. An ethical charter - a high level framework for the protection of editorial quality and independence - will be agreed by LVMH, Pearson and the Society of Journalists.

7. An Editorial Independence Committee will be established, consisting of two members of the supervisory board representing LVMH; two of the independent members and two members appointed by the Society of Journalists. Its role will be to ensure that the values of the ethical charter are upheld. The Committee will consider complaints from any editor or journalist regarding any alleged breach of the editorial independence by the shareholders. If the Editorial Independence Committee upholds a complaint, the Committee will require the Editor-in-Chief to publish the complaint prominently in the newspaper and the affected journalists may exercise their 'Clause de Conscience', which allows them to resign and receive a dismissal payment.
8. These editorial independence arrangements can only be changed with the approval of two of the three independent members.

Employment

1. There will be no redundancies of Les Echos people for at least four years.
2. The terms of the existing collective agreements will be maintained for at least five years.

All employees entitled to exercise their 'Clause de Cession' right, which allows them to resign and receive a dismissal payment as a result of the sale, will have the right to do so for two years from the closing.

Blocklisting of Shares

05 November 2007

< Back to search results

Click here to download a PDF of this press release.

Pearson plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 250,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 250,000 shares to be issued under the Worldwide Save for Shares Plan, the Employee Stock Purchase Plan, the 1988 Executive Scheme, the 1998 Executive Scheme, 1992 US Senior Executive Scheme, the US Senior Executive Plan and Long term Incentive Plan.

Blocklisting of Shares
15 November 2007

< Back to search results

Click here to download a PDF of this press release.

Pearson plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 270,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 270,000 shares to be issued under the Worldwide Save for Shares Plan, the Employee Stock Purchase Plan, the 1988 Executive Scheme, the 1998 Executive Scheme, 1992 US Senior Executive Scheme, the US Senior Executive Plan and Long term Incentive Plan.

END